82-51



TransCanada
In business to deliver





05005591

TransCanada PipeLines Limited
450 - 1st Street S.W.
Calgary, Alberta, Canada T2P 5H1

tel 403.920.7679
fax 403.920.2467
email lilian_ceri@transcanada.com
web www.transcanada.com

VIA COURIER

January 27, 2005



SEC MAIL PROCESSING
RECEIVED
JAN 2 8 2005
WASH, D.C.
185
SECTION

Securities and Exchange Commission
Room 1004
450 Fifth Street N.W.
Washington, D.C. 20549-1004
U.S.A.

SUPPL

Attention: Filing Desk, Stop 1-4

Dear Sirs:

Re: News Release of TransCanada Corporation

Please find enclosed a copy of a news release issued by TransCanada Corporation on CCN Matthews on January 27, 2005. This news release is to be placed in the Company's public file.

Please do not hesitate to contact the undersigned if you have any questions in connection with this matter.

Yours truly,

PROCESSED
FEB 08 2005
THOMSON
FINANCIAL

Lilian Ceri
Corporate Legal Assistant

/lc
Enclosure

TransCanada
In business to deliver

NewsRelease

TransCanada Reports Fourth Quarter Results from Bruce Power L.P.

CALGARY, Alberta – January 27, 2005 – (TSX: TRP) (NYSE: TRP) – TransCanada Corporation (TransCanada) announced today that its interest in Bruce Power L.P. (Bruce Power) contributed $5 million of pre-tax equity income in fourth quarter 2004 compared to $7 million in fourth quarter 2003. Pre-tax equity income for the year ended December 31, 2004 was $130 million compared to $99 million for 2003.

TransCanada will issue its 2004 consolidated results February 1, 2005. The earlier release of results from its interest in Bruce Power is timed to coincide with Cameco Corporation's release of fourth quarter results, which also include earnings from Bruce Power. TransCanada and Cameco each hold a 31.6 per cent interest in Bruce Power L.P.

Bruce Power Results-at-a-Glance

(millions of dollars)	Three months ended December 31		Year ended December 31	
	2004	2003	**2004**	2003
	(unaudited)		(unaudited)	
Bruce Power (100 per cent basis)				
Revenues	**355**	269	**1,583**	1,208
Operating expenses	**(345)**	(254)	**(1,178)**	(853)
Operating income	**10**	15	**405**	355
Financial charges	**(17)**	(20)	**(67)**	(69)
Income before income taxes	**(7)**	(5)	**338**	286
TransCanada's interest in Bruce Power income before income taxes [1]	**(2)**	(1)	**107**	65
Adjustments	**7**	8	**23**	34
TransCanada's income from Bruce Power before income taxes	**5**	7	**130**	99

[1] TransCanada acquired its 31.6 per cent interest in Bruce Power on February 14, 2003. Bruce Power's 100 per cent income before income taxes from February 14, 2003 to December 31, 2003 was $205 million.

The average availability in 2005 is expected to be 85 per cent compared to 82 per cent achieved in 2004. Unit 3 began its first planned maintenance outage on January 8, 2005 and is expected to be offline for approximately two months. Unit 4 is scheduled to go offline later in first quarter 2005 for a similar inspection program. Maintenance outages of approximately two to three months each are also planned for two other units in 2005. One outage is expected to begin in second quarter 2005 and the other outage is expected to begin in third quarter 2005.

TransCanada, together with its Bruce Power partners, is evaluating a potential investment in the refurbishment of the 680 MW Point Lepreau nuclear generating station in New Brunswick. Also, the feasibility study to examine the potential restart of Bruce A Units 1 and 2 is ongoing. Bruce Power continues talks with a provincially appointed negotiator regarding the potential restart.

TransCanada is a leading North American energy company. TransCanada is focused on natural gas transmission and power services with employees who are expert in these businesses. TransCanada's network of approximately 41,000 kilometres (25,600 miles) of pipeline transports the majority of Western Canada's natural gas production to the fastest growing markets in Canada and the United States. TransCanada owns, controls or is constructing more than 4,700 megawatts of power generation – enough to meet the electricity needs of about 4.7 million average households. The Company's common shares trade under the symbol TRP on the Toronto and New York stock exchanges. Visit TransCanada on the Internet at www.transcanada.com for more information.

Note: All financial figures are in Canadian dollars unless noted otherwise.

FORWARD LOOKING INFORMATION

Certain information in this news release is forward-looking and is subject to important risks and uncertainties. The results or events predicted in this information may differ from actual results or events. Factors which could cause actual results or events to differ materially from current expectations include, among other things, the ability of TransCanada to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the availability and price of energy commodities, regulatory decisions, competitive factors in the pipeline and power industry sectors, and the current economic conditions in North America. For additional information on these and other factors, see the reports filed by TransCanada with Canadian securities regulators and with the United States Securities and Exchange Commission. TransCanada disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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Media Inquiries:	Hejdi Feick/Kurt Kadatz	(403) 920-7859 (800) 608-7859
Investor & Analyst Inquiries:	David Moneta	(403) 920-7911